BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three and six months ended June 30, 2008. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2007. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2007. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated July 28, 2008.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Any statement contained in this Management Discussion and Analysis which does not constitute an historical fact, may be deemed a projection. Verbs such as “believe”, “foresee”, “estimate”, “expect” and other similar expressions appearing in this discussion and analysis generally indicate projections. These projections do not provide guarantees as to the future performance of Ballard and are subject to risks, both known and unknown, as well as uncertainties which may cause the outlook, profitability and actual results of Ballard to differ significantly from the profitability or future results stated or implied in these projections.

FINANCIAL OVERVIEW

AFCC TRANSACTION

On January 31, 2008, we recorded a gain of $96.8 million on the completion of the sale of our automotive fuel cell research and development assets (“the AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, we transferred to Daimler, Ford and AFCC our automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC, 112 personnel and related office equipment, and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares were then cancelled. In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of product and services to this segment subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated. See Note 3 to our interim consolidated financial statements.

THREE MONTHS ENDED JUNE 30, 2008

Our revenues for the three months ended June 30, 2008, decreased 14% to $12.4 million, compared to $14.3 million for the same period in 2007. During the second quarter of 2008, product and service revenues increased $0.8 million, or 7%, and engineering development revenue decreased $2.7 million, or 71%, compared to the same quarter last year. Product and service revenues totaled $11.2 million for the current year quarter with product revenues of $7.3 million and service revenues of $4.0 million, compared to product revenues of $7.1 million and service revenues of $3.4 million in the second quarter of 2007. The increase in product revenues of $0.2 million was driven by higher shipments of light duty automotive to AFCC, backup power and materials handling fuel cell products partially offset by lower residential cogeneration and carbon fiber products. The increase in service revenues of $0.6 million is primarily due to testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as fewer fuel cell buses remain in operation. Engineering development revenue of $1.1 million in the second quarter of 2008 resulted from work performed and achievement of the milestones under the 1kW residential cogeneration fuel cell development program and has decreased $2.7 million from the comparative period primarily due to elimination of automotive fuel cell program work subsequent to the closing of the AFCC Transaction. Adjusting for automotive engineering development revenues of $1.8 million in the second quarter of 2007, pro-forma revenues are comparable for the three months ended June 30, 2008 and 2007.

Our net loss for the three months ended June 30, 2008 increased to $13.5 million, or ($0.16) per share, compared with a net loss of $11.1 million, or ($0.10) per share, in the second quarter of 2007. The primary reasons for the $2.3 million higher net loss in 2008 were decreases in foreign exchange gains of $3.2 million and decreases in investment income of $1.7 million. Decreases in product and service gross margins of $4.0 million and engineering development revenues of $2.7 million were more than offset by decreases in operating expenses of $6.3 million and depreciation and amortization of $2.2 million. Lower gross margins were driven by larger reductions in warranty provisions in the second quarter of 2007 compared to the second quarter of 2008 combined with reduced field service activities for fuel cell buses, lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer (resolved in the quarter) and increased program expenditures on Power Generation non-recurring engineering government contracts. This was partially offset by new testing and engineering services provided to AFCC. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction, partially offset by increased investment in our materials handling, backup power and fuel cell bus programs and by the effect of a stronger Canadian dollar relative to the U.S. dollar. On a per share basis, net loss increased to ($0.16) per share in the second quarter of 2008 from ($0.10) per share in the second quarter of 2007, primarily due to the 30% reduction in the number of common shares outstanding as a result of the closing of the AFCC Transaction combined with a slightly higher net loss.

Operating cash consumption (see Non-GAAP Measures) for the three months ended June 30, 2008 increased $1.3 million to $5.1 million, compared to $3.8 million for the corresponding period in 2007. The increase in operating cash consumption was driven primarily by lower foreign exchange gains and a decline in investment income. Lower gross margins and engineering development revenue were more than offset by lower operating expenses and working capital requirements.

SIX MONTHS ENDED JUNE 30, 2008

Our revenues for the six months ended June 30, 2008, increased 2% to $28.4 million, compared to $27.9 million for the same period in 2007. During the first half of 2008, product and service revenues increased $3.8 million, or 19%, and engineering development revenue decreased $3.3 million, or 42%, compared to the same period last year. Product and service revenues totaled $23.9 million for the first half of 2008 with product revenues of $16.8 million and service revenues of $7.1 million, compared to product revenues of $13.9 million and service revenues of $6.2 million in the first half of 2007. The increase in product revenues of $2.9 million was driven by higher shipments of light duty automotive to AFCC, bus, materials handling and backup power fuel cell products partially offset by lower residential cogeneration and carbon fiber products. The increase in service revenues of $0.9 million is primarily due to testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as fewer fuel cell buses remain in operation. Engineering development revenue totaled $4.5 million for the first half of 2008, compared to $7.8 million for the corresponding period of 2007, and resulted from work performed and achievement of the milestones under the 1kW residential cogeneration fuel cell development program and from automotive fuel cell program work prior to the closing of the AFCC Transaction on January 31, 2008. Adjusting for automotive engineering development revenues in the first half of 2008 and 2007 of $1.6 million and $4.1 million, respectively, pro-forma revenues increased $2.9 million, or 12%, for the six months ended June 30, 2008 compared to the same period in 2007.

Our net income for the six months ended June 30, 2008 increased to $67.6 million, or $0.77 per share, compared with a net loss of $25.4 million, or ($0.22) per share, in the first half of 2007. The first half net income in 2008 includes a gain on sale of assets of $96.8 million related to the AFCC Transaction.

Our normalized net loss (see Non-GAAP Measures) for the six months ended June 30, 2008 increased 16% to $29.3 million, compared to $25.3 million for the corresponding period in 2007. The primary reasons for the $4.0 million higher normalized net loss in the first half of 2008 were decreases in foreign exchange gains of $5.1 million and decreases in investment income of $2.9 million. Decreases in product and service gross margins of $5.1 million and engineering development revenues of $3.3 million were more than offset by decreases in operating expenses of $7.7 million and depreciation and amortization of $4.3 million. Lower gross margins were driven by larger reductions in warranty provisions in the first half of 2007 compared to the first half of 2008, combined with reduced field service activities for fuel cell buses, lower volumes of carbon fiber products due to the effects of a labor strike (resolved in the quarter) affecting a key customer and increased program expenditures on Power Generation non-recurring engineering government contracts. This was partially offset by new testing and engineering services provided to AFCC. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction partially offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar and by increased investment in our materials handling, backup power and fuel cell bus programs. On a per share basis, normalized net loss increased to ($0.33) per share in the first half of 2008 from ($0.22) per share in the first half of 2007, primarily due to the 30% reduction in the number of common shares outstanding on January 31, 2008 as a result of the closing of the AFCC Transaction combined with a slightly higher normalized net loss.

Operating cash consumption (see Non-GAAP Measures) for the six months ended June 30, 2008 decreased 28% to $14.2 million, compared to $19.9 million for the corresponding period in 2007. The $5.6 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower capital expenditures partially offset by lower foreign exchange gains, a decline in investment income and lower product and service gross margins and engineering development revenues.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the 2007 annual consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn product and engineering service revenue, which is recognized, based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three and six months ended June 30, 2008 and 2007, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended June 30, 2008 and 2007 were reduced by a net amount of $0.2 million and $2.3 million, respectively, and for the six months ended June 30, 2008 and 2007 were reduced by a net amount of $0.2 million and $3.5 million, respectively. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetimes of our automotive fuel cells.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. In the event there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months ended June 30, 2008 and 2007, inventory provisions of nil and $0.1 million, respectively, were recorded as a charge to cost of product and service revenues compared to $0.3 million and $0.6 million, respectively, for the six months ended June 30, 2008 and 2007.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the three and six months ended June 30, 2008 and 2007, no write-downs of our investments were recorded.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three and six months ended June 30, 2008 and 2007, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

On February 13, 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We are currently developing our IFRS conversion plan and evaluating the effect of the new standards on our consolidated financial statements.

Capital Disclosures

In 2008, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires us to disclose (i) our objectives, policies and processes for managing capital; (ii) summary quantitative data about what we manage as capital; (iii) whether during the period we complied with any externally imposed capital requirements to which we are subject; and (iv) if we have not complied with such requirements, the consequences of such non-compliance. We have added note 10 to our interim consolidated financial statements to comply with this new standard.

Goodwill and Intangible Assets

In February 2008, the CICA issued new recommendations for accounting for “Goodwill and Intangible Assets” (CICA Handbook Section 3064). This new section will replace the existing standards for “Goodwill and Other Intangible Assets” (CICA Handbook Section 3062) and “Research and Development Costs” (CICA Handbook Section 3450) and will apply to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The new standard (i) states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria; (ii) provides guidance on the recognition of internally generated intangible assets including research and development costs; and (iii) carries forward the current requirements of Section 3062 for subsequent measurement and disclosure of intangible assets and goodwill. As we have expensed research and development costs as incurred to date, we do not believe this new standard will have a material impact on our financial statements.

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2008 were $12.4 million, a decrease of $2.0 million, or 14% from the same period in 2007. Revenues for the six months ended June 30, 2008 were $28.4 million, an increase of $0.5 million, or 2% over the comparative period in 2007.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2008			2007
	Product	Engineering		Product	Engineering
	and	Develop-	Total	and	Develop-	Total
	Service	ment		Service	ment
Power Generation	$2,349	$1,129	$3,478	$2,709	$2,010	$4,719
Automotive	5,609	-	5,609	4,075	1,831	5,906
Material Products	3,264	-	3,264	3,680	-	3,680
	$11,222	$1,129	$12,351	$10,464	$3,841	$14,305

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2008			2007
	Product	Engineering		Product	Engineering
	and	Develop-	Total	and	Develop-	Total
	Service	ment		Service	ment
Power Generation	$5,126	$2,867	$7,993	$4,828	$3,709	$8,537
Automotive	12,604	1,618	14,222	7,551	4,050	11,601
Material Products	6,179	-	6,179	7,763	-	7,763
	$23,909	$4,485	$28,394	$20,142	$7,759	$27,901

Power Generation product and service revenues decreased $0.4 million, or 13%, for the three months ended June 30, 2008 but have increased $0.3 million, or 6%, for the first half of 2008, compared to the same periods in 2007. Increased product shipments in the backup power market, a change in sales mix towards higher kilowatt units in the materials handling market combined with higher non-recurring engineering service revenues for government contracts in the materials handling and backup power markets were partially offset by lower residential cogeneration market sales. The decline in residential cogeneration market sales was expected due to the transition in 2008 to a lower cost product currently being delivered for final stage testing and evaluation purposes combined with the delivery of fuel cell membrane electrode assemblies (“MEA’s” - a key component of a fuel cell) instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture partner, EBARA BALLARD Corporation (“EBARA BALLARD”).

Power Generation engineering development revenues for the three and six months ended June 30, 2008 were reduced $0.9 million, or 44%, and $0.8 million, or 23%, respectively, compared to the same periods in 2007. Revenues are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses. The decline is due to the expected completion of our current development program later in 2008.

Automotive product and service revenues for the three and six months ended June 30, 2008 increased $1.5 million, or 38%, and $5.1 million, or 67%, respectively, compared to the same periods in 2007. Increased automotive fuel cell product shipments in the light duty and bus markets combined with increased automotive service revenues derived primarily from new testing and engineering services provided to AFCC were partially offset by an expected decline in field service revenues for fuel cell buses due to a lower number of fuel cell buses under service contracts.

Automotive engineering development revenue for the three and six months ended June 30, 2008 decreased $1.8 million, or 100%, and $2.4 million, or 60%, respectively, compared to the same periods in 2007. The decline in 2008 is due to the closing of the AFCC Transaction on January 31, 2008 resulting in only one month of automotive development revenues in 2008 compared to six months of revenue in 2007. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the three and six months ended June 30, 2008 decreased $0.4 million, or 11%, and $1.6 million, or 20%, respectively, compared to the same periods in 2007, due primarily to decreased customer volumes as a result of the impacts of a three month labor strike affecting a key customer prior to its resolution in May 2008 combined with lower automotive sales due to the current slow down in the U.S. economy.

Cost of product and service revenues for the three months ended June 30, 2008 were $9.4 million, an increase of $4.8 million, or 103%, compared to the same period in 2007. Cost of product and service revenues for the six months ended June 30, 2008 were $20.0 million, an increase of $8.8 million, or 80%, compared to the same period last year. The $4.8 million increase for the second quarter of 2008 and the $8.8 million increase for the first half of 2008, compared to the same periods of 2007, were driven by higher automotive product shipments in the light duty and bus markets, costs incurred for new automotive testing and engineering services provided to AFCC, and increased activities related to non-recurring engineering government contracts in the materials handling and backup power markets, partially offset by lower service costs related to fewer fuel cell buses under service contracts and lower material product shipments. Cost of sales was also lower in 2007 compared to 2008 due to the reversal of accrued warranty liabilities of $2.3 million and $3.5 million, respectively, in the three and six months ended June 30, 2007, compared $0.2 million and $0.2 million, respectively, in the three and six months ended June 30, 2008. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells.

Gross margins on product and service revenues declined in the three and six months ended June 30, 2008 to $1.8 million and $3.9 million, respectively, compared to $5.8 million and $9.0 million for the same periods in 2007. This decrease was driven by larger reductions in warranty provisions for 2007 compared to 2008 combined with lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer (resolved in the quarter) and increased program expenditures on Power Generation non-recurring engineering government contracts. These decreases were partially offset by higher gross margins in our Automotive segment as increased automotive product shipments in the light duty and bus markets combined with new testing and engineering services provided to AFCC more than offset the declines in field service revenues for fuel cell buses.

Research and product development expenses for the three months ended June 30 30, 2008 were $9.1 million, a decrease of $5.5 million, or 38%, compared to the same period in 2007. Research and product development expenses for the six months ended June 30, 2008 were $20.5 million, a decrease of $7.4 million, or 27%, compared to the same period in 2007. This decline in expenditures is primarily due to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction, partially offset by increased investment in building capability and growth capacity in our Power Generation and fuel cell bus programs and by the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, for the periods in comparison.

Included in research and product development expenses for the three and six month periods ended June 30, 2008, were costs of $0.5 million and $3.0 million, respectively, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue. These same costs for the three and six month periods ended June 30, 2007 were $6.0 million and $12.4 million.

General and administrative expenses for the three months ended June 30, 2008 were $3.0 million, a decrease of $0.4 million, or 13%, compared to the same period in 2007. General and administrative expenses for the six months ended June 30, 2008 were $6.9 million, an increase of $0.1 million, or 2%, compared to the same period in 2007. The decrease in the second quarter of 2008 is due primarily to lower recruiting and training expenses combined with the impact of a commodity tax rebate partially offset by the negative effects of a stronger Canadian dollar, relative to the U.S. dollar. Income earned from administrative service agreements with AFCC for the three and six month periods ended June 30, 2008 of $0.4 million and $0.8 million, respectively, is recorded as other income.

Marketing and business development expenses for the three months ended June 30, 2008 were $1.9 million, a decrease of $0.3 million, or 14%, compared to the same period in 2007. Marketing and business development expenses for the six months ended June 30, 2008 were $3.7 million, a decrease of $0.4 million, or 11%, compared to the same period in 2007. The decrease is primarily due to decreased marketing development support for our Automotive markets partially offset by the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $1.5 million for the three months ended June 30, 2008, a decrease of $2.2 million, or 60%, compared to the same period in 2007. Depreciation and amortization was $3.1 million for the six months ended June 30, 2008, a decrease of $4.3 million, or 59%, compared to the same period in 2007. Depreciation and amortization has declined in 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed in the AFCC Transaction.

Investment and other income was $1.7 million for the three months ended June 30, 2008, compared to $6.2 million for the corresponding period in 2007. Investment and other income was $1.9 million for the six months ended June 30, 2008, compared to $9.1 million for the corresponding period in 2007.

The following table provides a breakdown of our investment and other income for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
	2008	2007	2008	2007
Investment income	$333	$2,010	$1,417	$4,304
Foreign exchange gain (loss)	1,006	4,184	(292)	4,787
Other income	405	-	791	-
Investment and other income	$1,744	$6,194	$1,916	$9,091

Investment income, was $0.3 million and $1.4 million for the three and six month periods ended June 30, 2008, respectively, a decrease of $1.7 million, or 83%, and $2.9 million, or 67%, compared to the same periods in 2007. The decrease in investment income was a result of lower average cash balances in 2008 compared to 2007 due primarily to the $60 million cash transfer in the AFCC Transaction, combined with declining interest rates in the last half of 2007 and into 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During the quarter, the investment market continued to be negatively impacted by liquidity and credit market concerns along with increased concerns about a possible U.S. recession. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange gain for the second quarter of 2008 resulted from the strengthening of the Canadian dollar over the quarter and from a series of forward exchange contracts to sell Canadian dollars at rates favorable to the June 30, 2008 closing rate. This 2008 second quarter foreign exchange gain significantly offset the 2008 first quarter foreign exchange loss, which had resulted primarily from the weakening of the Canadian dollar during that quarter. Compared to the U.S. dollar, the Canadian dollar has weakened from 0.99 at December 31, 2007 to 1.03 at March 31, 2008 before strengthening to 1.02 at June 30, 2008. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Other income was $0.4 million and $0.8 million for the three and six month periods ended June 30, 2008, respectively, and relate to administrative services contracts with AFCC under which we provide accounting, supply chain, human resources, information technology, facilities and other administrative support.

Gain on assets held for sale were $96.8 million for the six months ended June 30, 2008 reflecting the disposition of automotive assets pursuant to the AFCC Transaction.

Equity in loss of associated companies was $2.6 million and $5.5 million for the three and six month periods ended June 30, 2008, respectively, compared to $2.7 million and $5.0 million for the corresponding periods in 2007 and relate to our share of the losses of EBARA BALLARD. The slightly higher increase in equity losses in 2008 is due to the negative effects of a stronger Yen, relative to the U.S. dollar combined with EBARA BALLARD’s introduction of the next generation product stack assembly operation in Japan and increased residential cogeneration market development activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $64.0 million as at June 30, 2008, compared to $145.6 million at the end of 2007. The decrease of $81.5 million in the first half of 2008 was driven by the transfer of $60 million to Daimler, Ford and AFCC as part of the closing of the AFCC Transaction combined with a net loss (excluding non-cash items) of $16.6 million, net investment in EBARA BALLARD of $5.9 million and capital expenditures of $1.6 million partially offset by working capital cash inflows of $4.0 million.

For the three months ended June 30, 2008, working capital requirements resulted in cash inflows of $3.1 million compared to cash outflows of $0.4 million for the corresponding period in 2007. In the second quarter of 2008, working capital cash inflows were driven by lower accounts receivable of $3.2 million due to the timing of customer collections combined with higher deferred revenue of $1.3 million due to the timing of payments on pre-funded contracts. This second quarter of 2008 working capital inflows were partially offset by cash outflows from reductions in accounts payable and accrued liabilities of $0.6 million, higher inventory of $0.6 million and higher prepaid expenses of $0.3 million due to the timing of insurance renewals. Working capital outflows of $0.4 million during the second quarter of 2007 resulted from lower accrued warranty liabilities of $1.6 million due primarily to warranty adjustments for expirations, lower projected costs and improved lifetimes combined with higher inventory of $1.1 million due to increased purchases to support production requirements for our Automotive fuel cell products. These 2007 outflows were partially offset by lower accounts receivable of $2.7 million due to the timing of customer collections.

For the six months ended June 30, 2008, working capital requirements resulted in cash inflows of $4.0 million compared to cash outflows of $6.8 million for the corresponding period in 2007. In the first half of 2008, working capital cash inflows were driven by lower accounts receivable of $4.3 million due to the timing of customer collections, lower inventory of $1.5 million due primarily to increased automotive shipments and lower platinum inventory, and higher deferred revenue of $1.3 million due to the timing of payments on pre-funded contracts. These first half of 2008 working capital inflows were partially offset by cash outflows from reductions in accounts payable and accrued liabilities of $3.5 million, primarily as a result of payments of 2007 annual employee bonuses. Working capital outflows of $6.8 million during the first half of 2007 resulted from lower accounts payable of $3.7 million due to the payment of 2006 annual employee bonuses, lower accrued warranty liabilities of $2.6 million due primarily to warranty adjustments for expirations, lower projected costs and improved lifetimes, higher inventory of $2.5 million due primarily to inventory purchases to support production requirements for automotive and materials handling fuel cell products, lower deferred revenue of $1.4 million as revenue was recognized on performance of services and partially offset by lower accounts receivable of $2.5 million due to the timing of customer collections.

Investing activities resulted in cash inflows of $17.6 million and outflows of $3.7 million for the three and six month periods ended June 30, 2008, respectively, compared to cash outflows of $5.4 million and $8.2 million during the corresponding periods in 2007. Changes in short-term investments resulted in cash inflows of $24.7 million and $65.2 million, respectively, for the three and six month periods ended June 30, 2008. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to the $60 million funding requirement to close the AFCC Transaction in the first quarter of 2008. Capital spending of $0.6 million and $1.6 million, respectively, for the three and six month periods ended June 30, 2008 was primarily for manufacturing equipment. Capital spending of $1.4 million and $2.4 million, respectively, for the three and six month periods ended June 30, 2007 was primarily for manufacturing, test and research equipment.

The cash flows used for other investing activities of $6.0 million and $6.2 million, respectively, for the three and six months ended June 30, 2008 represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix Energy Limited Partnership of $0.3 million. The cash flows used for other investing activities of $3.1 million for the three and six months ended June 30, 2007 represent a net investment in EBARA BALLARD comprising of an additional investment of $8.4 million offset by licensing cash receipts of $5.3 million.

As at July 28, 2008, we had 82,098,209 common shares issued and outstanding and stock options to purchase 5,322,720 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2008, we had cash, cash equivalents and short-term investments totaling $64.0 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research, product and market development activities necessary to commercialize our products. Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; and the extent of government support or regulation for the adoption of fuel cell products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to us; and access available government funding for research and development projects. In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets, strategic investors or monetizing our interest in AFCC through the share purchase agreement with Ford. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new channels to market and relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and backup power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Since 2005, we have recorded $17.2 million of engineering development revenue from EBARA BALLARD. Through our agreement with EBARA and EBARA BALLARD, we expect to record $0.8 million in future engineering development revenue through 2008 for the development of our 1kW residential cogeneration fuel cell, subject to the performance of work under the development program. In the three months ended June 30, 2008, we received license fees of $5.3 million, net of taxes, and made equity contributions of $11.2 million. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

OUTLOOK

We expect overall revenues for 2008 to be between $65 million to $75 million, compared to $65.5 million in 2007. Revenues in 2008 are expected to see downward pressure as a result of the AFCC Transaction as we no longer have the automotive development programs and the associated engineering development revenues (which totaled $15.8 million in 2007). However, this reduction is expected to be offset by growth in other areas of our business. Power Generation product revenue is expected to increase (primarily in the second half of 2008) due to volume increases in our materials handling and backup power markets. Lower residential cogeneration revenues are expected in 2008 due to the transition in 2008 to a lower cost product which is in the final stages of testing and evaluation combined with the delivery of fuel cell membrane electrode assemblies (“MEA’s” - a key component of a fuel cell) instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture partner, EBARA BALLARD. In addition, 2008 unit allotments for EBARA BALLARD under the Japanese government’s Large Scale Monitoring Program were lower than anticipated due to a several month delay in the completion of our next generation product; however, this is not expected to have a material impact on our revenue guidance. Power Generation service revenues in 2008 are expected to be similar to 2007 representing non-recurring engineering service revenues for government contracts in the materials handling and backup power markets. In addition, we expect to see decreased engineering development revenue from our 1kW residential cogeneration fuel cell development program due to the expected completion of the current development program later in 2008. Automotive product and service revenues are expected to increase in 2008 due to higher fuel cell bus product shipments (primarily in the fourth quarter of 2008), the provision of manufacturing, testing and other engineering services to AFCC and the continued manufacturing of the automotive fuel cell products for existing Daimler and Ford vehicle and development program requirements. Material Product revenues in 2008 are now expected to be slightly lower than 2007 as higher revenues in the third and fourth quarters are not expected to fully offset the negative first and second quarter impacts of a labor strike affecting a key customer and lower automotive sales due to the current slow down in the U.S. economy.

We expect our operating cash consumption (see Non-GAAP Measures) for 2008 to be between $20 million to $30 million, compared to $38.1 million in 2007, assuming no material fluctuations in U.S. / Canadian dollar exchange rates. A primary driver for this reduction in operating cash consumption is that we expect research and product development costs to decrease as increases in our activities in the materials handing, back-up power and residential cogeneration markets will be more than offset by lower automotive spending due to the AFCC Transaction. Operating cash consumption for the three and six month periods ended June 30, 2008 was $5.1 million and $14.2 million, compared to $3.8 million and $19.9 million, respectively, for the same periods in 2007.

We continue to believe that our current cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities to the end of 2010 without considering any possible proceeds from monetizing our interest in AFCC through either a collateralization, sale or assignment of the share purchase agreement with Ford.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, may purchase our interest in AFCC at any time after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 31, 2013 if certain other events occur. Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets; this derivative instrument will be carried at cost and will not be marked to market each reporting period as we do not believe it is possible to regularly determine a reliable fair value for the derivative. If this share purchase agreement were to be held to maturity and exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $74 million (based on current interest rates) and record an estimated gain of approximately $73 million on the sale of our remaining 19.9% interest in AFCC. If we were to monetize this share purchase agreement prior to its maturity date of January 31, 2013, any proceeds received would be subject to a number of variables including Ford’s cost of borrowing, expected future LIBOR rates, time remaining to January 31, 2013 and general market and other conditions.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At June 30, 2008, we had outstanding forward exchange contracts to sell a total of $13 million Canadian dollars over the remainder of 2008 at an average rate of $0.99 Canadian per $1.00 United States dollar, resulting in an unrealized gain of $0.4 million.

We did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As at June 30, 2008, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2007.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation and Daimler and Ford prior to the closing of the AFCC Transaction on January 31, 2008. AFCC is not considered to be a related party as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained and granted licenses to and from related parties. As a result of the AFCC Transaction, related party transactions are expected to be reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
Transactions with related parties	2008	2007	2008	2007
Revenues from products, engineering	$1,362	$7,552	$6,297	$15,150
services and other
Purchases	$78	$169	$176	$321

(Expressed in thousands of U.S. dollars)	As at June 30,
Balances with related parties	2008	2007
Accounts receivable	$3,697	$6,364
Accounts payable and accrued liabilities	$38	$12

The AFCC Transaction is also a related party transaction, a summary of which is described in the Financial Overview section.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2008	2008	2007	2007
Product and service revenue	$11,222	$12,687	$10,591	$12,619
Engineering development revenue	1,129	3,356	9,474	4,947
Total revenue	$12,351	$16,043	$20,065	$17,566

Net income (loss)	$(13,481)	$81,045	$(15,891)	$(16,018)
Net income (loss) per share	$(0.16)	$0.87	$(0.14)	$(0.14)

Income (loss) from continuing operations	$(13,481)	$81,045	$(15,891)	$(15,589)
Net income (loss) per share from continuing operations	$(0.16)	$0.87	$(0.14)	$(0.14)

Weighted average common shares outstanding	82,086	93,447	114,742	114,593
(000’s)

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2007	2007	2006	2006
Product and service revenue	$10,464	$9,678	$11,679	$7,919
Engineering development revenue	3,841	3,918	4,791	3,539
Total revenue	$14,305	$13,596	$16,470	$11,458

Net loss	$(11,140)	$(14,254)	$(128,748)	$(17,857)
Net loss per share	$(0.10)	$(0.12)	$(1.13)	$(0.16)

Loss from continuing operations	$(10,814)	$(14,516)	$(14,125)	$(14,891)
Net loss per share from continuing operations	$(0.10)	$(0.12)	$(0.12)	$(0.13)

Weighted average common shares outstanding	114,591	114,370	114,213	113,289
(000’s)

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Product and service revenues: Increased shipments of Automotive and Power Generation fuel cell products and new testing and engineering services provided to AFCC have offset the decline of automotive fuel cell bus service revenues. Service activities related to our fuel cell bus programs were significant through 2006 and declined in the first quarter of 2007. Testing and engineering service revenue to AFCC commenced in the first quarter of 2008. Variations in automotive and fuel cell product revenues reflect the timing of our customer’s fuel cell vehicle, bus and field trial deployments.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from automotive fuel cell programs. As a result of the AFCC Transaction, there were no automotive fuel program engineering development revenues subsequent to January 2008.

  Operating expenditures: Operating expenses have declined in the first two quarters of 2008 due to the disposition of our automotive fuel cell programs in the AFCC Transaction. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

  Depreciation and amortization: Depreciation and amortization has declined for the first two quarters of 2008 due to the transfer of certain intangible assets in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents. Depreciation and amortization has declined for the first three quarters of 2007 and for the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

  Investment and other income: Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 and the second quarter of 2008 for foreign exchange gains of $4.2 million, $3.3 million, $0.7 million, and $1.0 million, respectively, and was negatively impacted in the first quarter of 2008 for foreign exchange losses of $1.3 million, due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Other income increased in the first two quarters of 2008 due to the provision of administrative services to AFCC.

  Loss on disposal and write-down of long-lived assets: The net loss for the third quarter of 2007 was significantly impacted by a $4.6 million write-down of our investment in Advanced Energy Technology Inc. to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007.

  Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

  Loss from discontinued operations: The loss from discontinued operations in the fourth quarter of 2006 was significantly impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive operations. The first quarter of 2007 reflected a gain on disposition of assets held for sale of $2.9 million related to employee future benefit plan curtailments.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2008 Annual Information Form and remain substantially unchanged.

Additional information relating to Ballard, including our Annual Information Form and other filings, can be found on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Measures

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our performance.

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
Normalized net loss	2008	2007	2008	2007
Reported net income (loss)	$(13,481)	$(11,140)	$67,564	$(25,394)
(Gain) loss on disposal and write-down of
long-lived assets	(1)	-	18	20

(Gain) loss on sale of assets	71	-	(96,845)	-

Loss from discontinued operations	-	326	-	64
Normalized net loss	$(13,411)	$(10,814)	$(29,263)	$(25,310)
Normalized net loss per share	$(0.16)	$(0.09)	$(0.33)	$(0.22)

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund operations.

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
Operating cash consumption	2008	2007	2008	2007
Cash used by operations	$(4,505)	$(2,348)	$(12,618)	$(17,504)
Additions to property, plant and equipment	(555)	(1,420)	(1,610)	(2,365)
Operating cash consumption	$(5,060)	$(3,768)	$(14,228)	$(19,869)

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2008	2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$33,007	$49,340
Short-term investments	31,038	96,234
Accounts receivable	14,694	18,963
Inventories	13,316	14,859
Prepaid expenses and other current assets	1,894	1,740
Current assets held for sale (note 3)	-	105
	93,949	181,241

Property, plant and equipment	40,854	42,906
Intangible assets	4,015	4,303
Goodwill	48,106	48,106
Investments (note 5)	4,768	3,250
Long-term assets held for sale (note 3)	-	16,286
Other long-term assets	-	2,599
	$191,692	$298,691

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$13,487	$20,042
Deferred revenue	1,518	169
Accrued warranty liabilities	895	752
Current liabilities held for sale (note 3)	-	1,933
	15,900	22,896

Long-term liabilities (note 6)	16,823	17,606
	32,723	40,502

Shareholders’ equity:
Share capital (notes 3 and 7)	832,606	1,174,821
Contributed surplus	247,721	72,290
Accumulated deficit	(921,122)	(988,686)
Accumulated other comprehensive loss	(236)	(236)
	158,969	258,189
	$191,692	$298,691

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Revenues:
Product and service revenues	$11,222	$10,464	$23,909	$20,142
Engineering development revenue	1,129	3,841	4,485	7,759
Total revenues	12,351	14,305	28,394	27,901
Cost of revenues and expenses:
Cost of product and service revenues	9,438	4,653	19,967	11,122
Research and product development	9,137	14,679	20,461	27,909
General and administrative	2,971	3,403	6,926	6,787
Marketing and business development	1,877	2,190	3,654	4,082
Depreciation and amortization	1,474	3,722	3,068	7,401
Total cost of revenues and expenses	24,897	28,647	54,076	57,301

Loss before undernoted	(12,546)	(14,342)	(25,682)	(29,400)
Investment and other income	1,744	6,194	1,916	9,091
Gain (loss) on disposal and write-down of long-lived
assets	1	-	(18)	(20)
Gain (loss) on sale of assets (note 3)	(71)	-	96,845	-
Equity in loss of associated companies	(2,612)	(2,651)	(5,481)	(4,986)
Income (loss) from continuing operations before
income taxes	(13,484)	(10,799)	67,580	(25,315)
Income taxes	(3)	15	16	15
Income (loss) from continuing operations for period	(13,481)	(10,814)	67,564	(25,330)
Loss from discontinued operations for period (note 4)	-	(326)	-	(64)
Net income (loss) and comprehensive income
(loss) for period	$(13,481)	$(11,140)	$67,564	$(25,394)
Basic earnings (loss) per share	$(0.16)	$(0.10)	$0.77	$(0.22)

Diluted earnings per share	$-	$-	$0.76	$-

Weighted average number of common
shares outstanding - basic	82,086,487	114,591,281	87,766,654	114,481,468
Weighted average number of common shares
outstanding – diluted	-	-	88,422,235	-

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Cash provided by (used for):
Operating activities:
Net income (loss) for period	$(13,481)	$(11,140)	$67,564	$(25,394)
Items not affecting cash:
Compensatory shares	1,809	2,274	3,646	4,132
Depreciation and amortization	1,790	4,382	3,923	8,623
Gain on forward foreign exchange contract (note 8)	(377)	-	(377)	-
Loss (gain) on disposal and write-down of long-
lived assets from continuing operations	(1)	-	18	20
Loss (gain) on disposal and write-down of
long-lived assets from discontinued operations	-	(26)	-	(2,899)
Loss (gain) on sale of assets	71	-	(96,845)	-
Equity in loss of associated companies	2,612	2,651	5,481	4,986
Other	-	(67)	-	(165)
	(7,577)	(1,926)	(16,590)	(10,697)
Changes in non-cash working capital:
Accounts receivable	3,177	2,677	4,269	2,523
Inventories	(566)	(1,101)	1,543	(2,548)
Prepaid expenses and other current assets	(280)	(292)	223	(25)
Accounts payable and accrued liabilities	(584)	341	(3,519)	(3,674)
Deferred revenue	1,298	(770)	1,349	(1,415)
Accrued warranty liabilities	27	(1,631)	143	(2,623)
Net current assets and liabilities held for sale (note 3)	-	354	(36)	955
	3,072	(422)	3,972	(6,807)
Cash used by operations	(4,505)	(2,348)	(12,618)	(17,504)

Investing activities:
Net decrease (increase) in short-term investments	24,722	(517)	65,196	(6,183)
Additions to property, plant and equipment	(555)	(1,420)	(1,610)	(2,365)
Disposition of assets held for sale, net (note 3)	(161)	(359)	(60,789)	3,236
Proceeds on sale of long-lived assets	9	-	9	-
Other investing activities	(5,959)	(3,115)	(6,195)	(3,115)
Long-term liabilities	(203)	48	(326)	262
	17,853	(5,363)	(3,715)	(8,165)

Financing activities:
Net proceeds on issuance of share capital	-	-	-	-
	-	-	-	-
Increase (decrease) in cash and cash equivalents	13,348	(7,711)	(16,333)	(25,669)
Cash and cash equivalents, beginning of period	19,659	43,441	49,340	61,399
Cash and cash equivalents, end of period	$33,007	$35,730	$33,007	$35,730

Supplemental disclosure of cash flow and other information (note 8).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars)

				Accumulated
				other	Total
		Contributed	Accumulated	comprehensive	shareholders’
	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2006	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	-	-	(57,302)	-	(57,302)
Share distribution plan	5,043	5,355	-	-	10,398
Balance, December 31, 2007	1,174,821	72,290	(988,686)	(236)	258,189
Net income	-	-	67,564	-	67,564
Cancellation of common shares
upon disposition of assets
held for sale (note 3)	(349,438)	175,538	-	-	(173,900)
Share distribution plan	7,223	(107)	-	-	7,116
Balance, June 30, 2008	$832,606	$247,721	$(921,122)	$(236)	$158,969

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2007, except for the changes in accounting policies described in note 2. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2007 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.	Changes in accounting policies:

Effective January 1, 2008, the Corporation adopted new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Capital Disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires an entity to disclose: (i) its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv) when the entity has not complied with such requirements, the consequences of such non-compliance (note 10).

On February 13, 2008, Canada’s Accounting Standard Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Corporation is currently developing an IFRS conversion plan and evaluating the effect of the new standards on the consolidated financial standards.

In February 2008, the CICA issued new recommendations for accounting for Goodwill and Intangible Assets (CICA Handbook Section 3064). This new section will replace the existing standards for Goodwill and Other Intangible Assets (CICA Handbook Section 3062) and Research and Development Costs (CICA Handbook Section 3450) and will apply to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The new standard (i) states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria; (ii) provides guidance on the recognition of internally generated intangible assets including research and development costs; and (iii) carries forward the current requirements of Section 3062 for subsequent measurement and disclosure of intangible assets and goodwill.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

2.	Changes in accounting policies (con’t):

The Corporation currently expenses both research and development costs as incurred and does not believe this new standard will have a material impact on the financial statements.

3.	Disposition of Automotive Assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (“the AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 5), 112 personnel and related office equipment and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC Transaction.

Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)
Net proceeds	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)
Net gain on disposal	$96,845

As the Corporation will have significant continuing involvement with AFCC, the historic results of the operations transferred will continue to be reported in results from continuing operations.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

3.	Disposition of Automotive Assets (cont’d):

Included in the assets and liabilities held for sale related to the AFCC Transaction at December 31, 2007 are:

2007

Inventories	$105
Current assets held for sale	$105

Property, plant and equipment	$2,331
Intangible assets	10,150
Goodwill	3,805
Long-term assets held for sale	$16,286

Accrued warranty liabilities	$1,933
Current liabilities held for sale	$1,933

4.	Disposition of Ballard Power Systems Corporation:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary, to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal costs and purchase price adjustments of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 (primarily as a result of employee future benefit plan curtailments). Upon closing, the Corporation ceased to consolidate the results of BPSC.

The results of operations of BPSC have been presented as discontinued operations in the prior period figures. The results of BPSC had previously been reported in both the Power Generation and Automotive segments.

Net income from discontinued operations up to the date of sale is as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Loss from operating activities	$-	$(352)	$-	$(2,957)
Curtailment gain on employee benefit plan	-	26	-	2,893
Loss from discontinued operations	$-	$(326)	$-	$(64)

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

5.	Investments:

		June 30,		December 31,
		2008		2007
	Amount	Percentage	Amount	Percentage
		Ownership		Ownership
Chrysalix Energy Limited Partnership	$3,506	15.0%	$3,250	15.0%
AFCC (note 3)	1,262	19.9%	-	-
	$4,768		$3,250

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for using the cost method. During the three and six months ended June 30, 2008, the Corporation made additional investments of $20,000 (2007 - $19,000) and $256,000 (2007 - $19,000), respectively, in Chrysalix.

The Corporation maintains a 19.9% interest in AFCC which is accounted for using the cost method and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. This share purchase agreement is considered to be a derivative instrument and was recorded at its fair value of $1 on the closing of the AFCC Transaction.

6.	Long-term liabilities:

	June 30,	December 31,
	2008	2007
Investment in EBARA BALLARD Corporation	$10,078	$10,536
Deferred revenue	3,760	3,760
Employee future benefit plan	1,665	1,971
Asset retirement obligation	1,320	1,339
	$16,823	$17,606

During the three and six months ended June 30, 2008, the Corporation made an additional investment of $11,249,000 (2007 - $8,461,000) in EBARA BALLARD Corporation (“EBARA BALLARD”) representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders. Recorded against this investment was the receipt during the three and six months ended June 30, 2008 of $5,310,000 (2007 - $5,333,000), for the grant of a license to certain intellectual property and manufacturing rights. Also recorded against this investment are $2,612,000 (2007 - $2,651,000) and $5,481,000 (2007 - $4,986,000), respectively, representing the Corporation’s proportionate share of EBARA BALLARD’s equity loss for the three and six months ended June 30, 2008. EBARA BALLARD is accounted for using the equity method and is considered a related party.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

6.	Long-term liabilities (cont’d):

As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment has been presented in long-term liabilities. As the Corporation provides future funding to EBARA BALLARD, the net liability balance will be reduced.

The Corporation maintains a defined benefit pension plan for employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. During the three and six months ended June 30, 2008, ($11,000) (2007 - $120,000) and $114,000 (2007 - $417,000), respectively, was recorded as defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate.

7.	Share capital:

During the six months ended June 30, 2008, 34,261,298 common shares and the Class A and the Class B shares were returned to the Corporation as proceeds on disposal from the AFCC Transaction (note 3) and cancelled.

During the three and six months ended June 30, 2008, compensation expense of $634,000 (2007 - $800,000) and $1,551,000 (2007 - $1,563,000), respectively, was recorded in net income as a result of fair value accounting for stock options.

During the three and six months ended June 30, 2008, options to purchase 129,762 (2007 – 43,000) and 805,374 (2007 – 840,259) common shares, respectively, were granted with a weighted average fair value of $2.01 (2007 - $2.94) and $2.68 (2007 - $3.94), respectively, and vesting periods of three years. The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Expected life	7 years	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	42%	53%	48%	55%
Risk-free interest rate	3%	5%	4%	4%

As at June 30, 2008, options to purchase 5,342,614 (2007 - 5,960,009) common shares were outstanding.

During the three and six months ended June 30, 2008, 419,664 and 762,703 restricted share units (“RSUs”), respectively, were issued and outstanding. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

8.	Supplemental disclosure of cash flow and other information:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Non-cash financing and investing activities:
Compensatory shares	$105	$-	$7,227	$2,651
Accrued disposition costs (note 3)	(94)	-	531	-
Shares cancelled from disposition
of assets held for sale (note 3)	-	-	173,900	-

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. The forward foreign exchange contracts are accounted for using the fair value method of accounting and as such, the Corporation records the fair value on the balance sheet and recognizes the changes in these fair values as gains or losses in the period. As at June 30, 2008, the Corporation had outstanding forward foreign exchange contracts to sell a total of CAN $13,000,000 over the remainder of 2008 at an average rate of CAN $0.99 per $1.00, resulting in an unrealized gain of $377,000.

9.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive and Material Products. The Corporation designs, develops, manufactures, sells and services fuel cell products for the Power Generation market segment, which includes activities in the materials handling, backup power and residential cogeneration markets. The Corporation’s business activities in the Automotive market segment include the design, development, manufacture, sale and servicing of fuel cell products for the bus market, contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided to AFCC. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the fuel cell industry. Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and business development, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

9.	Segmented financial information (con’t):

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Revenues
Power Generation	$3,478	$4,719	$7,993	$8,537
Automotive	5,609	5,906	14,222	11,601
Material Products	3,264	3,680	6,179	7,763
	$12,351	$14,305	$28,394	$27,901
Segment income (loss) for period (1)
Power Generation	$(1,083)	$1,299	$(1,010)	$2,253
Automotive	606	1,030	1,999	(70)
Material Products	(37)	613	(469)	1,150
Total	(514)	2,942	520	3,333
Corporate amounts
Research and product development	(5,710)	(7,969)	(12,554)	(14,463)
General and administrative	(2,971)	(3,403)	(6,926)	(6,787)
Marketing and business development	(1,877)	(2,190)	(3,654)	(4,082)
Depreciation and amortization	(1,474)	(3,722)	(3,068)	(7,401)
Investment and other income	1,744	6,194	1,916	9,091
Gain (loss) on disposal and write-down
of long-lived assets	1	-	(18)	(20)
Gain (loss) on assets held for sale	(71)	-	96,845	-
Equity in loss of associated companies	(2,612)	(2,651)	(5,481)	(4,986)
Income (loss) from continuing operations
before income taxes	$(13,484)	$(10,799)	$67,580	$(25,315)

(1)Research and product development costs directly related to segments are included in segment income (loss) for the period.

10.	Capital Disclosures:

As at June 30, 2008, the Corporation had capital resources consisting of cash, cash equivalents and short-term investments totaling $64,045,000. The Corporation does not have any bank debt or externally imposed capital requirements to which it is subject.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

10.	Capital Disclosures (cont’d):

The Corporation’s objectives when managing capital are to manage its cash resources with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. The Corporation will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets or strategic investors or monetizing the Corporation’s interest in AFCC through either a collateralizations, sale or assignment of the share purchase agreement with Ford (note 5).